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                                 Exhibit (d)(6)

                       Press Release dated April 24, 2001


           SELECTICA ANNOUNCES FOURTH QUARTER AND FISCAL 2001 RESULTS

                  ANNUAL REVENUE GREW OVER 290% OVER PRIOR YEAR

SAN JOSE, CA - April 24, 2001 - Selectica(TM), (Nasdaq: SLTC), a leading provider of Internet Selling Systems (ISS) for e-Business, today announced results for the fourth quarter and full fiscal year ending March 31, 2001.

For the quarter ended March 31, 2001, the company reported revenues of $14.4 million, representing an increase of 103% over revenue of $7.1 million in the same quarter last year. Excluding the amortization of goodwill, non-cash and one-time charges and stock-based compensation, net loss for the quarter was $11.2 million, or $(0.32) per share compared to a net loss of $7.2 million, or $(0.26) per share during the fourth quarter of fiscal 2000. For the fiscal year ending March 31, 2001, revenues increased over 290% to $63.5 million compared to revenues of $16.3 million for the prior fiscal year. The net loss for fiscal 2001 was $28.1 million or $(0.81) per share compared to a net loss of $18.6 million or $(0.78) per share for the prior fiscal year. Deferred revenue at the end of the fourth fiscal quarter ending March 31, 2001 was up from the previous quarter at $22.4 million and cash and investments totaled approximately $170 million.

"As we indicated earlier this month, as the quarter drew to a close, we saw customers in several of our key vertical markets delay technology purchases and push out projects already under way due to economic uncertainty," said Raj Jaswa, Selectica president and chief executive officer. As a result, both top line revenues and bottom line results for our fourth quarter fell short of expectations. Revenue was also below levels indicated earlier this month as revenue on several projects was pushed into subsequent quarters due to implementation delays."

Jaswa continued, "Obviously, we are all aware of the weak economic environment and IT spending constraints that have severely impacted our industry. We have worked aggressively during the past two months to bring our cost structure in line with reduced revenue expectations and have reduced our expense run rate by approximately $5 million per quarter without affecting our ability to serve our customers. Additionally, even in this very difficult environment, we added many new customers and completed a number of implementations during the quarter. We have the best technology in the industry and a strong balance sheet with $170 million in cash and investments. We plan to weather this economic downturn by taking care of our customers, deploying superb applications, watching our expenses and beating the competition."


ABOUT SELECTICA, INC.

Selectica, Inc. (Nasdaq: SLTC) is the leading provider of knowledge-based e-Business solutions that transform the way companies sell, service and compete. Selectica's solution is a comprehensive application suite that accelerates the process of selecting, configuring, pricing, and purchasing complex products and services with great efficiency and accuracy. Selectica's technology has the ability to positively impact productivity across all sales channels by improving every step of the sales process - from needs analysis and product configuration to order capture and renewals. Selectica's customers include industry leaders such as BMW, Cisco Systems, Dell Computer, Hewlett-Packard, Highmark Blue Cross Blue Shield, Juniper Networks, and Rockwell Automation. Selectica is headquartered in San Jose, California. The company's Web site is at www.selectica.com.

-   Balance Sheet
-   Statement of Operations
-   Statement of Operations (Gaap)

The statements contained in this release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, including statements regarding Selectica's expectations, beliefs, hopes, intentions or strategies regarding the future. All forward-looking statements included in this document are based upon information available to Selectica as of the date hereof, and Selectica assumes no obligation to update any such forward-looking statement. Actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the factors and risks discussed in Selectica's Registration Statement on Form S-1, as amended, and filed with the Securities and Exchange Commission.


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Selectica is a trademark of Selectica, Inc. All other product and company names may be trademarks of the companies with which they are associated.

                       Copyright (C) 2001 Selectica, Inc.